# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
GH Franchise LLC

*Legal status of issuer*

    *Form*
    Limited Liability Company

    *Jurisdiction of Incorporation/Organization*
    Pennsylvania

    *Date of organization*
    December 4, 2020

*Physical address of issuer*
3035 Samantha Way, Gilbertsville, PA 19525

*Website of issuer*
www.GamersHeaven.Life

*Name of intermediary through which the Offering will be conducted*
DealMaker Securities LLC

*CIK number of intermediary*
0001872856

*SEC file number of intermediary*
00870756

*CRD number, if applicable, of intermediary*
315324

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a cash fee consisting of 3% (three percent) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of DealMaker Securities LLC. Additionally, the issuer paid a one-time $15,000 administrative and compliance consulting services fee, a $2,000 monthly maintenance fee, and must reimburse certain expenses related to the Offering. The securities issued to DealMaker Securities LLC, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer through DealMaker Securities' platform.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold in the Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Enterprise Bank

*Type of security offered*
Units of Crowd SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*
250,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$250,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$5,000,000.00

*Deadline to reach the target offering amount*
October 20, 2023

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
12

|  | **Most recent fiscal year-end (2021)** | **Prior fiscal year-end (Inception through Jan 2021)** |
|---|---|---|
| **Total Assets** | $120,387.00 | $34,060.00 |
| **Cash & Cash Equivalents** | $3,165.00 | $1,060.00 |
| **Accounts Receivable** | -$22,400.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $172,880.00 | $0.00 |
| **Cost of Goods Sold** | $96,759.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -$224,541.00 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**November 1, 2022**

**FORM C**

**Up to $5,000,000.00**

**GH Franchise LLC**



**Units of Crowd SAFE (Simple Agreement for Future Equity)**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by GH Franchise LLC, a Pennsylvania Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Potential investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $250,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. All committed funds will be held in escrow with Enterprise Bank and Trust (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive 4.2% of the total amount raised in the Offering related to the purchase and sale of the Securities.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $100.00 | $3.20 | $96.80 |
| Aggregate Minimum Offering Amount | $250,000.00 | $10,500.00 | $239,500.00 |
| Aggregate Maximum Offering Amount | $5,000,000.00 | $210,000.00 | $4,790,000.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants. (2) In addition to the commission of 3% of cash proceeds received in the Offering, the Intermediary will receive a securities commission equal to one percent (1%) of the Securities issued in the Offering, a one-time $15,000 administrative and compliance consulting fee, and a $2,000 monthly maintenance fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.GamersHeaven.Life no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is November 1, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.GamersHeaven.Life

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

GH Franchise LLC (the "Company") is a Pennsylvania Limited Liability Company, formed on December 4, 2020. The Company is currently also conducting business under the name of dba Gamers Heaven.

The Company is located at 3035 Samantha Way, Gilbertsville, PA 19525.

The Company's website is www.GamersHeaven.Life.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

GH Franchise LLC is in the business of growing the Gamers Heaven brand and stores, focusing on generating revenue from franchise and royalty fees from franchisees opening across the country, distribution sales, online sales, trade show sales, vendor partnerships, affiliation partnerships, sponsorships, and social media platforms.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered** | 250,000 |
| **Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 250,000 |
| **Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)** | 5,000,000 |
| **Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 5,000,000 |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | October 20, 2023 |
| **Use of proceeds** | See the description of the use of proceeds on page 52 hereof. |
| **Voting Rights** | See the description of the voting rights on page 66 hereof. |

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*The development and commercialization of our products/services is highly competitive.*
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise

11

in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials, major components, basic ingredients, and subsystems for our products.***

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredients, and subsystems.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***As a distributor of Anime Products, TableTop Games and Supplies, Retail Food and Drinks, and Clothing our business depends on developing and maintaining close and productive relationships with our vendors.***

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***We may plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

***An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.***

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

### Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. The increases in the frequency and volatility of storms can cause unforeseen damages to the buildings and surrounding communities we operate in. Energy cost in specific areas may have increased costs due to regional building codes not being used to the constant change in weather, such as an historically warm region now being subjected to frequent cold and snow storms. Our Supply chains are also at risk due to majority of the product coming internationally. Rising manufacturing and shipping costs are also going to be affected by climate change and will have to be closely monitored.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

### The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Andrew Hwang who is the sole officer and manager since inception of the Company. The Company has or intends to enter into employment agreements with Andrew Hwang although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Andrew Hwang or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Andrew Hwang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Andrew Hwang die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.***

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

*Future product recalls or safety concerns could adversely impact our results of operations.*
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

*The consolidation of retail customers could adversely affect us.*
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

*Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.*
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients,

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advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.*** Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.*** We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

***Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.*** Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

***We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.***

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

***Our spirits business uses oak barrels to age certain spirits we produce.***
We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our business.

***We are heavily dependent on our distributors.***
In the United States, where substantially all of our beer and spirits are sold, we sell beer and spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

***Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.***
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

***We are subject to governmental regulations affecting our breweries, distilleries and tasting rooms.***

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our breweries/distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms and kitchens are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

***We may experience a shortage of kegs necessary to distribute draft beer.***

We distribute our draft beer in kegs that are owned by us and kegs we lease from third parties. If shipments of draft beer increase, we may experience a shortage of available kegs to fill sales orders, and have experienced such shortages in the past. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

***The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.***

Sales of craft beer/spirits products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

***The loss of our third-party distributors could impair our operations and substantially reduce our financial results.***

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

***Our business is substantially dependent upon awareness and market acceptance of our products and brands.***

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among candy, chips, general concessions, boba tea, ramen, and Asian food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding boba tea, ramen, and Asian products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

***As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).***

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

***Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.***

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

***Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.***

We purchase large quantities of raw materials, including ingredients such as tea products, tapioca, drink powders, flavor syrups, noodles, soup flavoring, and sugar. In addition, we purchase and use significant quantities of film, paper and plastic cups, lids, utensils, cardboard, and plastic containers to package our products. In recent periods, the prices of all our ingredients and supplies have been priced above their respective averages and we have realized some negative from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

***Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.***

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

***Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.***

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The tea products, tapioca and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

***Failure by our transportation providers to deliver our products on time or at all could result in lost sales.***

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

***If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.***

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

***Net neutrality could have an adverse impact on our business and results of operations.***

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

***We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.***

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

***New technologies may make our products and services obsolete or unneeded.***

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

***We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.***

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

***Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.***

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.


***Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.***

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.


***Our business could be adversely affected if there is a decline in advertising spending.***

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

***We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.***

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

***There are general economic risks associated with the restaurant and bar/tavern industry.***

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

***Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.***

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

***The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.***

Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

***In certain states we are subject to "dram shop" statutes.***
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons.

The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

***Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.***

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

***We are dependent on frequent deliveries of food products that meet our specifications.***

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

***Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***We are subject to risks associated with leasing property subject to long-term non-cancelable leases.***

We do not own any real property and our restaurant is located on a leased premises. Our lease has a term of 5 years and provides for 2 five year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

***Increased food commodity and energy costs could decrease our operating profit margins.***
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

***We are subject to many federal, state and local laws with which compliance is both costly and complex.***
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

***There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.***
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

***The ADA prohibits discrimination in employment and public accommodations on the basis of disability.***
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

***We are subject to the INS and must comply with federal immigration law.***
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

***We rely on licensees for the operation of our licensed restaurants, and we have limited control with respect to the operations of our licensed restaurants, which could have a negative impact on our reputation and business.***
We rely on our licensees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

***Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.***
We serve retail food and drinks, boba tea, ramen, and American finger foods. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

***Our insurance may not provide adequate levels of coverage against claims.***
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

***Our business is subject to seasonal fluctuations.***
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the spring and summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

***Because our store is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.***

Our financial performance dependent on our store located in 275 Schuylkill Road, Phoenixville, PA 19460. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a temporary store closure due to Covid-19. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

***Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.***

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

***The seasonality of our business places increased strain on our operations.***

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

***Our profitability may be negatively affected by inventory shrinkage.***

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

***Failure to execute our opportunistic buying could adversely affect our business.***
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

***Failure to execute our inventory management process could adversely affect our business.***
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

***Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.***
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

***Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.***

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

***We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.***

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

***Decreases in discretionary consumer spending may have an adverse effect on us.***

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

***If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.***

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

***Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.***

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

***We depend upon designers, vendors and other sources of merchandise, goods and services.***

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

### *Our advertising and marketing efforts may be costly and may not achieve desired results.*

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

### *We may be required to collect sales tax on our direct marketing operations.*

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

### *Government regulation is evolving and unfavorable changes could harm our business.*

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

### *Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.*

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our profitability is vulnerable to cost increases, inflation and energy prices.***
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.***

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

***Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.***

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

***We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.***

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

***We are subject to rapid technological change and dependence on new product development.***

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.***

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***We derive significant revenue and profit from commercial [and federal government] contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.***

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

***We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.***

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor.

42

Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

***Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.***
Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

***Government mandated safety standards are costly and technologically challenging.***
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

***We may be subject to litigation despite compliance with regulations and industry standards.***
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently

expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

***Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.***

In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

***We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.***

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

***We own or are licensed under a large number of U.S. and non-U.S. patents and patent applications, trademarks and copyrights.***

Our intellectual property rights may expire or be challenged, invalidated or infringed upon by third parties or we may be unable to maintain, renew or enter into new licenses of third party proprietary intellectual property on commercially reasonable terms. Any of these events or factors could diminish or cause us to lose the competitive advantages associated with our intellectual property, subject us to judgments, penalties and significant litigation costs, and/or temporarily or permanently disrupt our sales and marketing of the affected products or services.

***We may be subject to indemnity claims for third-party infringement.***

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

***As a provider of global logistics services, we depend on a variety of asset-based third party suppliers.***

The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. In recent years, many of our third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

***Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.***

As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

***We rely on single suppliers for component parts.***

Many components used in our vehicles/products are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

***We believe that increasingly stringent environmental standards for emissions have required and will continue to require the Company to expend significant resources.***

If environmental standards for emissions continue to become more stringent we will be required to institute the proper procedures and utilize the mandated equipment in order to comply, which will require significant expenditures. In addition, the adoption of any new standards beyond our expectations will require expenditures in excess of what we have budgeted and could negatively affect our business and operations.

**Risks Related to the Securities**

***The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

### *A majority of the Company is owned by a small number of owners.*

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### *The Company has the right to extend the Offering deadline.*

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.***

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.***

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.***
The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

***When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.***
Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

GH Franchise LLC is in the business of growing the Gamers Heaven brand and stores, focusing on generating revenue from franchise and royalty fees from franchisees opening across the country, distribution sales, online sales, trade show sales, vendor partnerships, affiliation partnerships, sponsorships, and social media platforms.

### Business Plan

Please see attached Business Plan

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Franchise Stores | Gamers Heaven Franchise Locations Licenses Franchise Fee - $40-45,000.00 Royalty Fee - 6% of Gross Sales Brand Fund - 2% of Gross Sales | 5 Store Contracts 2 Open - Seattle, WA and Phoenixville, PA 3 Open by Q2 2023 - Denver, Miami, Raleigh |
| Trade Show Sales and Sponsorships | Sales generated from the sale of goods at trade shows and ad revenue from sponsors of our booths | Sales 2021 - $171,286.41 Sales YTD 2022 - $391,986.95 |
| Distribution Wholesale | the Sale of Goods to our Franchisees at wholesale, which we order on their behalf. | We are currently establishing these channels and processes to properly capture the data |
| Online Sales | Sale of Gamers Heaven merchandise, products, and services through Gamers Heaven.Life | Sales 2021 - $111,346.56 Sales YTD 2022 - $69,006.73 |
| Social Media Revenue | Revenue generated from social media ad revenue and social media content creations funds | These platforms are going through reforms currently but looking to establish a proper stream in 2023 |

We are looking to completely overhauling our e-commerce presence to properly sell existing product but also our upcoming products that we plan on developing with our new brand partnerships. With the additional funding we are looking to expand the product offerings in our retail sections from our website to our franchise stores. We will be developing new Gamers Heaven merchandise from clothing lines to accessories. With the proceeds we will have the personnel to properly develop our food and beverage options for our physical locations, and new services such as consultation, vinyl printing and installation services. We are also looking to expand our brand engagement by expanding into other social media platforms such as YouTube and Twitch, with us developing new talent and launching our exclusive podcast. Last and Most Important, we will be further focusing on our expansion efforts to open more locations across the country where we will work towards the acquisition of real estate property down the line.

We currently sell our product through our opened physical stores in Phoenixville, PA and Seattle, WA. We also sell our product and services through our website www.GamersHeaven.Life.

## Competition

The Company does not have any primary competitors.

While the anime and gaming industry is growing fast and has many businesses, Gamers Heaven is a unique business that will not have any direct competitors. The only competitors will be businesses that offer the same product or service as one of the many that will be available at Gamers Heaven. There is not one national brand that would compete with us on this aspect due to our focused customer base and wide offerings.

## Supply Chain and Customer Base

The supply distributors in the Gaming and Anime industries have been consolidating operations in the last 7 years since we've been in business. But as our distribution network to purchase product and supplies from shrinks, we are constantly establishing new relationships with new suppliers and brands. We are also working on expanding the approved suppliers for our food services such as the Japanese snacks, ramen and boba supplies. We will eventually look towards either establishing a partnership with existing brands that have expertise in these fields and lease our spaces out, or develop our own supply chain and keep it in house.

While the ages of gamers vary, our target audience will be in between the ages of 17 to 40 years old. When we refer to Gamers, we are referring to those individuals that enjoy playing games both socially and competitively. These are the type of customers that we want to encourage to use our facilities. Other than the social and competitive gamers, we will also market to customer s that enjoy collectible card games, model making, comics, anime, Asian popular culture, cosplaying, and specialized events. These customers are usually the people who will wait for annual conventions in their local or distant areas to socialize, shop, and express their love for the gaming world. The fact that there are major conventions events in every major city, and local Comic Book shops and Game Stores in nearly every town, shows that this customer base exists everywhere. These customers are the initial targets due to their desire for a business of this type, and because of their focused disposable income towards this industry.

## Intellectual Property

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 5,155,029 | Class 41: Providing facilities for video gaming tournaments; organizing, conducting and operating video gaming tournaments; rental of indoor recreational facilities for playing video games and board games and for group recreation events; providing recreation facilities; rental of video games; rental of game machines and apparatus | GAMERS HEAVEN | July 8, 2016 | March 7, 2017 | United States of America |

## Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

## Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

## Other

The Company's principal address is 3035 Samantha Way, Gilbertsville, PA 19525

The Company conducts business in 275 Schuylkill Rd., Phoenixville, PA 19460

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Business Plan. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 3.2% | $8,000 | 3.2% | $160,000 |
| Campaign marketing expenses or related reimbursement | 1.80% | $4,500 | 1.7% | $85,000 |
| Estimated Attorney Fees | 4.00% | $10,000 | 0.50% | $25,000 |
| Estimated Accountant/Auditor Fees | 1.00% | $2,500 | 0.10% | $5,000 |
| General Marketing | 0.00% | $0 | 10.00% | $500,000 |
| Research and Development | 0.00% | $0 | 50.00% | $2,500,000 |
| Equipment Purchases | 0.00% | $0 | 6.00% | $300,000 |
| Accrued Wages | 10.00% | $25,000 | 0.50% | $25,000 |
| Accrued expenses of managers, officers, directors or employees | 0.00% | $0 | 0.0% | 0 |
| Repayment of Debt | 0.00% | $0 | 6.00% | $300,000 |
| General Working Capital | 0.00% | $0 | 10.00% | $500,000 |
| Distribution Inventory | 80.00% | $200,000 | 12.00% | $600,000 |
| **Total** | **100.00%** | **$250,000** | **100.00%** | **$5,000,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does not have discretion to alter the use of proceeds as set forth above.

## MANAGERS, OFFICERS AND EMPLOYEES

### Managers

The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Andrew Hwang

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Sole officer and manager since inception

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Since 2021 has been responsible for all roles from marketing, accounting, operations, human resources, management, convention team, influencer, space designer, and franchise integration.

*Education*

University of Pittsburgh - Bachelors in Business Administration
Drexel University - Masters in Business Administration

### Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Andrew Hwang

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Sole officer and manager since inception

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Since 2021 has been responsible for all roles from marketing, accounting, operations, human resources, management, convention team, influencer, space designer, and franchise integration.

***Education***

University of Pittsburgh - Bachelors in Business Administration
Drexel University - Masters in Business Administration

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 12 employees in Pennsylvania, United States of America.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Arielle Arlan | Part Time Store Employee | January 3, 2022 | |
| Elizabeth Cutler | Part Time Store Employee | January 3, 2022 | |
| Kevin Henry | Assistant Store Manager | June 1, 2021 | |
| Andrew Hwang | Owner CEO Salary | June 1, 2021 | |
| Sara Hwang | Administrative Assistant | June 1, 2022 | |
| Darius Klein | Online & Trade Show Sales | June 1, 2021 | |
| Benjamin Lavigne | Store Associate | June 1, 2021 | |
| Benton Lepard | Store Associate | May 10, 2022 | |
| Amy Miskiewicz | Operations Support | June 1, 2021 | |
| Christopher Mychajluk | Store Manager | June 1, 2021 | |
| Evan Randall | Store Associate | June 1, 2021 | |
| Emily White | Store Associate | April 1, 2022 | |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding securities:

| Type of security | LLC Membership Interests |
|---|---|
| Amount outstanding | 100% |
| Voting Rights | Each Membership Interest is entitled to a vote; Majority of Membership Interests decide actions of the LLC |
| Anti-Dilution Rights | No |
| How this Security may limit, dilute or qualify the Units of Crowd SAFE issued pursuant to Regulation CF | Issuance of additional Membership Interests at a later date will dilute the securities into which the Crowd SAFEs convert. |
| Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities). | 100% |
| Difference between these securities and the Units of Crowd SAFE issued pursuant to Regulation CF | Membership Interests are equity securities of the Company, while the Crowd SAFEs convert into equity securities upon the occurrence of certain events. |

The Company has the following debt outstanding:

| Type of debt | Bank loan |
|---|---|
| Name of creditor | LoanBuilder Webbank PayPal |
| Amount outstanding | $15,000.00 |
| Interest rate and payment schedule | Fixed Fee of $5,054.50 |
| Amortization schedule | Weekly Payments of $601.05 |
| Describe any collateral or security | N/A |
| Maturity date | April 14, 2023 |
| Other material terms | N/A |

| | |
|---|---|
| **Type of debt** | Owner Inventory Loan |
| **Name of creditor** | Igor Yezhov |
| **Amount outstanding** | $55,000.00 |
| **Interest rate and payment schedule** | Fixed Interest, $1,000 minimum per month, |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 31, 2024 |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Owner Inventory Loan |
| **Name of creditor** | Amy Miskiewicz |
| **Amount outstanding** | $30,000.00 |
| **Interest rate and payment schedule** | Fixed Interest, $500 minimum per month, |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 31, 2024 |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Owner Inventory Loan |
| **Name of creditor** | Sara Hwang |
| **Amount outstanding** | $40,000.00 |
| **Interest rate and payment schedule** | Fixed Interest, $500 minimum per month, |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 31, 2024 |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Inventory Loan |
| **Name of creditor** | Steven Chiang T.M. Toys |
| **Amount outstanding** | $40,000.00 |
| **Interest rate and payment schedule** | Fixed Interest |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 31, 2022 |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Payment Due for Services Rendered |
| **Name of creditor** | RSM |
| **Amount outstanding** | $40,000.00 |
| **Interest rate and payment schedule** | None |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 31, 2022 |
| **Other material terms** | Account Billings due for Accounting and Tax Consultation and Services Provided from 2021-Sep 2022 |

| | |
|---|---|
| **Type of debt** | Payment Due for Services Rendered |
| **Name of creditor** | Spadea Law |
| **Amount outstanding** | $10,000.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | N/A |
| **Maturity date** | December 1, 2022 |
| **Other material terms** | Account Billings due for Legal Retainer Services Provided in 2022 |

| Type of debt | Landlord Back Rent Due |
|---|---|
| Name of creditor | Kimberton Square Associates |
| Amount outstanding | $70,000.00 |
| Interest rate and payment schedule | Fixed, payments when applicable |
| Amortization schedule | N/A |
| Describe any collateral or security | N/A |
| Maturity date | January 31, 2023 |
| Other material terms | Back rent for Gamers Heaven from Covid Lockdowns. Payment required in order renew lease. |

The Company has not conducted any offerings, exempt or not, in the past 3 years.

*Valuation*

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

**Ownership**

A majority of the Company is owned by Andrew Hwang, with 73% ownership, with several LLC Members none of which own more than 5%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Andrew Hwang | 73.0% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Operations**

Gamers Heaven Phoenixville was opened in 2015 with the intent of being of proof of concept store for the Gamers Heaven model. Starting with only $30,000.00 initially, and receiving micro investments and debt financing along the way, the business has moved 3 times and grew year over year every year except from 2020 due to the effects of Covid-19.Since 2021, not only has the business survived Covid-19, but continued its growth with 2022 positioned to be the best year yet with sales estimated to be over $700,000.00. We started with $27,000.00 in sales in 2015. During the first 5 years of business, due to the lack of resources and funding, we accumulated a lot of debt in order to finance our growing demand, and operational needs. This growing revolving debt peaked with the Covid lockdowns. After going viral on TikTok in 2020, with the massive interest in people wanting to franchise Gamers Heaven, we were able to raise around $300,000.00 from 2020-2021. This allowed us to create GH Franchise to be the new parent company to handle all franchise and brand related operations. These fund were able to cover our initial startup cost from the legal and consultation work be franchise ready and registered. These funds also covered our working capital needs to operate from 2020 through Q2 2022. In that time period, while being understaffed, we were able to sign 4 new franchise contracts, with our first franchise store opening in Seattle, WA in December 2021. We also began attending tradeshows for both brand marketing and additional revenue streams. Sales have grown from $171,286.41 in 2021, to $391.986.95 Year to date in 2022. Our goal as a company is to be operationally profitable by 2024 with the proceeds. Our biggest challenge up till now has been that we have never been properly funded with the full resources and personnel we needed to execute on our plans properly and effectively since opening in 2015. All our funds even recently have come to us sporadically throughout the process allow us to push forward and make our way, but have never been able to hire the staff needed, purchase the inventory, and allocate the resources needed to attack our business plan properly on all fronts.

Gamers Heaven intends to achieve operational profitability in the next 12 months by fully executing on the following. 1. Hiring the Support Team needed to support our existing franchisees, and onboarding new ones. 2. Marketing and Brand team will be formed to handle all our social media, graphical, productions, and community out reach not only for GH Franchise, but for all our franchisees as well, so that the each franchise can further focus on store operations. 3. Proper funding for our distribution business to begin importing goods at scalability for our franchisees, online store, and pop up events. 4. New dedicated focus on signing on additional franchises across the country 5. Development of a proper Flagship store with new business services and products.

**Liquidity and Capital Resources**

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have very little on hand, but will allow us to finally hire the team we need to support our franchisees, marketing efforts, operations and so much more. This would also allow us to properly fund our distribution channels to allow for the proper rotation of new product being imported. We would also be able to properly plan our plan of attack for 2024 well in advance and execute with a full team. Lastly for the first time in 7 years, Gamers Heaven and its team will finally be able to fully show what we can do.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 5,000,000 Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $250,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 20, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement through the subscription process provided by the Intermediary, including complying with know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor.**

Purchaser funds will be held in escrow with Enterprise Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

***Commission/Fees***
3.2 of the amount raised in the Offering

***Stock, Warrants and Other Compensation***
The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold in the Offering.

***Transfer Agent and Registrar***
The transfer agent and registrar for the Securities is DealMaker Transfer Agent, LLC.

**The Securities**
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital securities will consist of 100% LLC Membership Interests.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 100% LLC Membership Interests outstanding.

**Not Currently Equity Interests**
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**
The Securities do not entitle the Investors to any dividends.

**Conversion**

Upon each future equity financing by the Company of greater than $100,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

### Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $25,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 20.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

### Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

### Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $25,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

### Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**

The Securities have no voting rights at present or when converted.

The Company has an Operating Agreement in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:  None.

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

### OTHER INFORMATION

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Hwang
(Signature)

Andrew Hwang
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Hwang
(Signature)

Andrew Hwang
(Name)

Founder and CEO
(Title)

11/1/22
(Date)

***Instructions.***

1.    The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.    The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Business Plan |
| Exhibit C | Crowd SAFE / Subscription Agreement |
| Exhibit D | Video Transcript |

**EXHIBIT A**

*Financial Statements*

# GH FRANCHISE, LLC

FINANCIAL REPORT

AS OF JANUARY 27, 2021



**GH FRANCHISE, LLC**

**TABLE OF CONTENTS**



**Independent Auditor's Report**

To the Member
GH Franchise, LLC
Phoenixville, Pennsylvania

### Report on the Financial Statements

We have audited the accompanying balance sheet of GH Franchise, LLC as of January 27, 2021 and the related statements of operations, member's equity, and cash flows for the period from December 4, 2020 (Inception) through January 27, 2021, and the notes to financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GH Franchise, LLC as of January 27, 2021 and the results of their operations and their cash flows for the period from December 4, 2020 (Inception) through January 27, 2021 in accordance with accounting principles generally accepted in the United States of America.

Reese CPA LLC.

Thornton, Colorado
February 24, 2021

# GH FRANCHISE LLC
## BALANCE SHEET
### AS OF JANUARY 27, 2021

**ASSETS:**

  **CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and equivalents | $ | 1,060 |
| Prepaid expenses | | 7,500 |
| **TOTAL CURRENT ASSETS** | | 8,560 |

  **NON-CURRENT ASSETS**

| | | |
|---|---|---:|
| Intangible assets | | 25,500 |
| **TOTAL ASSETS** | $ | 34,060 |

**LIABILITIES AND MEMBER'S EQUITY:**

  **CURRENT LIABILITIES**

| | |
|---|---:|
| | - |
| **TOTAL CURRENT LIABILITIES** | - |

  **NON-CURRENT LIABILITIES**

| | |
|---|---:|
| **TOTAL LIABILITIES** | - |

| | | |
|---|---|---:|
| **MEMBER'S EQUITY** | | 34,060 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 34,060 |

The accompanying notes are an integral part of these financial statements.

**GH FRANCHISE LLC**
**STATEMENT OF OPERATIONS**
**FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) THROUGH JANUARY 27, 2021**

| | | |
|---|---|---|
| **REVENUES** | $ | - |
| **OPERATING EXPENSES** | | - |
| **TOTAL OPERATING EXPENSES** | | - |
| **OPERATING INCOME** | | - |
| **OTHER INCOME (EXPENSE)** | | - |
| **NET INCOME** | $ | - |

The accompanying notes are an integral part of these financial statements.

**GH FRANCHISE LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) THROUGH JANUARY 27, 2021**

| | Member Contributions | Accumulated Earnings | Total Member's Equity |
|---|---|---|---|
| **BALANCE, DECEMBER 4, 2020 (INCEPTION)** | $ - | $ - | $ - |
| Member contributions | 34,060 | - | 34,060 |
| Net income | - | - | - |
| **BALANCE, JANUARY 27, 2021** | $ 34,060 | $ - | $ 34,060 |

The accompanying notes are an integral part of these financial statements.

**GH FRANCHISE LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD FROM DECEMBER 4, 2020 (INCEPTION) THROUGH JANUARY 27, 2021**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | - |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities: | | |
| Non-cash member contributions | | 33,000 |
| Changes in assets and liabilities: | | |
| Prepaid expense | | (7,500) |
| Net cash provided by operating activities | | 25,500 |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | | |
|---|---|---:|
| Purchase of intangible assets | | (25,500) |
| Net cash used for investing activities | | (25,500) |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Member contributions | | 1,060 |
| Net cash provided by financing activities | | 1,060 |

| | | |
|---|---|---:|
| **NET INCREASE IN CASH** | | 1,060 |
| **CASH, BEGINNING** | | - |
| **CASH, ENDING** | $ | 1,060 |

**SUPPLEMENTAL DISCLOSURES**

| | | |
|---|---|---:|
| Cash paid for interest | $ | - |
| Cash paid for taxes | $ | - |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GH Franchise, LLC ("Company") was formed on December 4, 2020, (Inception) in the State of Pennsylvania as a limited liability company. The Company grants franchises for the right to operate a retail business that features gaming, entertainment and shopping focused on electronic gaming, cosplay, anime, food, and groceries that is centered around Japanese culture associated with such activities "Gamers Heaven". You will provide products and services to customers under the Gamers Heaven Marks, using distinctive operating procedures and standards in a limited protected territory and from a single location.

*Affiliate*

LPX Studios, LLC was formed on November 21, 2013 in the state of Pennsylvania as a limited liability company and has operated a business similar to the business being offered since 2015.

The above affiliate does not sell franchises in any other line of business and is not otherwise engaged in any other business activity.

The following table summarizes the number of locations open and operating for the period from December 4, 2020 (Inception) through January 27, 2021:

|  | 2020 |
|---|---|
| Locations in operation, beginning | 1 |
| Locations opened | - |
| Locations terminated or closed | - |
| Locations in operation, ending | 1 |
|  |  |
| Franchised locations | - |
| Affiliate owned locations | 1 |

A summary of significant accounting policies follows:

*COVID-19*

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers, employees, and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Development Stage Operations

The Company's planned franchising activities, as previously described, have not yet commenced. Since its inception the Company has not sold any franchises or earned any revenue. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional capital to fund operations until the Company achieves break-even operational status.

### Use of Estimates

Preparation of the Company's financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of January 27, 2021.

### Accounts Receivable

Timing of revenue recognition may be different from the timing of invoicing to customers. The Company records an accounts receivable when revenue is recognized prior to invoicing, or unearned revenue when revenue is recognized subsequent to invoicing. Management evaluates individual customer's receivables considering their financial condition, credit history and current economic conditions. Accounts receivable are written off if deemed uncollectible and recoveries of accounts receivable previously written off are recorded as income when received. The Company did not have any accounts receivable or allowance for doubtful accounts as of January 27, 2021 and did not charge-off any accounts receivable during the period from December 4, 2020 (Inception) through January 27, 2021.

### Property, Plant & Equipment

The Company has adopted ASC 360 – Property, Plant and Equipment. Property and equipment are stated at historical cost. Depreciation is provided using straight-line method based on the estimated useful lives of the related assets (generally three to seven years). The Company had no property, plant & equipment at January 27, 2021.

### Intangible Assets

The Company has adopted ASC 350, Intangibles – Goodwill and Other that requires that goodwill and intangible assets with indefinite lives no longer be amortized to earnings but be tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which it is expected to contribute directly or indirectly to future cash flows. Intangible assets with infinite lives are reviewed for impairment if events or changes in circumstances indicate that the carrying value might not be recoverable.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Income Taxes*

The member of the Company has elected to be taxed as a Disregarded Entity under the provisions of the Internal Revenue Code. Under those provisions, taxable income and losses of the Company are reported on the income tax return of its member and no provisions for federal or state taxes have been recorded on the accompanying balance sheet.

The Company adopted ASC 740-10-25-6 "Accounting for Uncertainty in Income Taxes", that requires the Company to disclose uncertain tax positions. Under the standard an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold upon examination by taxing authorities.

*Revenue Recognition*

The Company's revenue mainly consists of franchise fees and royalties.

Each franchise agreement is comprised of several performance obligations. The Company identifies those performance obligations, determines the contract price for each obligation, allocates the transaction price to each performance obligation and recognizes revenue when the Company has satisfied the performance obligation by transferring control of the good or service to the franchisee. The remainder of performance obligations represent a single performance obligation and are recognized over the term of the respective franchise agreement from the date the agreement is executed. Unearned initial fee revenues from franchisee acquisition and acceptance will be recorded as deferred revenue and recognized as revenue over the term of the contract which is currently 10 years. The Company has no revenue from initial fees during the period from September 18, 2010 (Inception) through January 27, 2021.

When a franchisee purchases a Gamers Heaven franchise, the Company grants the franchisee the right to use the proprietary methods, techniques, trade dress, trademarks, and logos ("the license"). The license is symbolic intellectual property. Revenues related to the license are continuing royalties and are 6% of gross revenue. These revenues will be used to continue the development of the Company's brand, the franchise system and provide on-going support for the Company's franchisees. The royalties are billed weekly and are recognized as revenue when earned. The Company has no revenue from royalties during the period from December 4, 2020 (Inception) through January 27, 2021.

*Brand Development Fund Contribution*

The Company has the right to collect a brand development fund fee of up to 3%, currently 2%, of the gross revenues of each franchise location. The Company had no contributions to the fund for the period from December 4, 2020 (Inception) through January 27, 2021.

*Advertising Costs*

The Company expenses advertising costs as incurred. Advertising expense the period from December 4, 2020 (Inception) through January 27, 2021 was $0.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Fair Value of Financial Instruments*

For the Company's financial instruments consist of cash and cash equivalents, the carrying amounts approximate fair value due to their short maturities.

*Recently Issued Accounting Pronouncements*

The Company has adopted all recently issued Accounting Standards Updates ("ASU"). The adoption of the recently issued ASUs, including those not yet effective, is not anticipated to have a material effect on the financial position or results of operations of the Company.

## NOTE 2 – COMMITMENTS AND CONTINGENCIES

*Litigation*

The Company may be party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all matters are of such kind, or involve such amounts, that unfavorable disposition, if any, would not have a material effect on the financial position of the Company.

## NOTE 3 - SUBSEQUENT EVENTS

*Date of Management's Evaluation*

Management has evaluated subsequent events through February 24, 2021 the date on which the financial statements were available to be issued.

# GH FRANCHISE, LLC

FINANCIAL REPORT

AS OF DECEMBER 31, 2021



**GH FRANCHISE, LLC**

**TABLE OF CONTENTS**



## Independent Auditor's Report

To the Member
GH Franchise, LLC
Phoenixville, Pennsylvania

### Report on the Financial Statements

We have audited the accompanying balance sheet of GH Franchise, LLC as of December 31, 2021, and the related statements of operations, member's (deficit), and cash flows for the year ended December 31, 2021, and the notes to financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GH Franchise, LLC as of December 31, 2021, and the results of their operations and their cash flows for the year ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

*Reese CPA LLC*

Thornton, Colorado
June 29, 2021

# GH FRANCHISE LLC
# BALANCE SHEET
# AS OF DECEMBER 31, 2021

**ASSETS:**

**CURRENT ASSETS**

| | | |
|---|---|---|
| Cash and equivalents | $ | 3,165 |
| Accounts receivable | | 22,400 |
| Inventory | | 12,030 |
| **TOTAL CURRENT ASSETS** | | 37,595 |

**NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Property and equipment | | 49,042 |
| Intangible assets | | 33,750 |

| | | |
|---|---|---|
| **TOTAL ASSETS** | $ | 120,387 |

**LIABILITIES AND MEMBER'S (DEFICIT):**

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 36,165 |
| Due to related parties | | 11,800 |
| Non-refundable deferred franchise fees | | 24,300 |
| **TOTAL CURRENT LIABILITIES** | | 72,265 |

**NON-CURRENT LIABILITIES**

| | | |
|---|---|---|
| Non-refundable deferred franchise fees | | 137,070 |
| **TOTAL LIABILITIES** | | 209,335 |

| | | |
|---|---|---|
| **MEMBER'S (DEFICIT)** | | (88,948) |

| | | |
|---|---|---|
| **TOTAL LIABILITIES AND MEMBER'S (DEFICIT)** | $ | 120,387 |

The accompanying notes are an integral part of these financial statements.

**GH FRANCHISE LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2021**

| | | |
|---|---|---|
| **REVENUES** | | |
| Franchise fees | $ | 8,630 |
| Convention sales | | 164,250 |
| **TOTAL REVENUES** | | 172,880 |
| **COST OF SALES** | | 96,759 |
| **GROSS PROFIT** | | 76,121 |
| **OPERATING EXPENSES** | | |
| General and administrative | | 89,875 |
| Payroll and related costs | | 87,527 |
| Advertising and promotion | | 64,490 |
| Professional fees | | 51,429 |
| Depreciation and expenses | | 7,341 |
| **TOTAL OPERATING EXPENSES** | | 300,662 |
| **OPERATING INCOME** | | (224,541) |
| **OTHER INCOME (EXPENSE)** | | - |
| **NET INCOME** | $ | (224,541) |

The accompanying notes are an integral part of these financial statements.

## GH FRANCHISE LLC
## STATEMENT OF CHANGES IN MEMBER'S (DEFICIT)
## FOR THE YEAR ENDED DECEMBER 31, 2021

| | Member Contributions | Accumulated (Deficit) | Total Member's (Deficit) |
|---|---|---|---|
| **BALANCE, DECEMBER 31, 2020** | $ - | $ - | $ - |
| Member contributions | 135,593 | - | 135,593 |
| Net (loss) | - | (224,541) | (224,541) |
| **BALANCE, DECEMBER 31, 2021** | $ 135,593 | $ (224,541) | $ (88,948) |

The accompanying notes are an integral part of these financial statements.

# GH FRANCHISE LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2021

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | (224,541) |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities: | | |
| Depreciation and amortization | $ | 7,341 |
| Non-cash member contributions of professional fees | $ | 37,500 |
| Recognition of non-refundable deferred franchise fees | | (8,630) |
| Changes in assets and liabilities: | | |
| Accounts receivable | | (22,400) |
| Inventory | | (12,030) |
| Accounts payable and accrued expenses | | 36,165 |
| Non-refundable deferred franchise fees | | 170,000 |
| Net cash (used) by operating activities | | (16,595) |

**CASH FLOWS FROM INVESTING ACTIVITIES**

| | | |
|---|---|---:|
| Purchase of property and equipment | | (52,633) |
| Net cash used for investing activities | | (52,633) |

**CASH FLOWS FROM FINANCING ACTIVITIES**

| | | |
|---|---|---:|
| Member contributions | | 60,593 |
| Due to related party | | 11,800 |
| Net cash provided by financing activities | | 72,393 |

| | | |
|---|---|---:|
| **NET INCREASE IN CASH** | | 3,165 |
| **CASH, BEGINNING** | | - |
| **CASH, ENDING** | $ | 3,165 |

**SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES**

| | | |
|---|---|---:|
| **Investing Activities** | | |
| Intangible assets contributed by member | $ | (37,500) |
| **Financing Activities** | | |
| Non-cash contribution by member of intangible assets | $ | 37,500 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GH Franchise, LLC ("Company") was formed on December 4, 2020, (Inception) in the State of Pennsylvania as a limited liability company. The Company grants franchises for the right to operate a retail business that features gaming, entertainment and shopping focused on electronic gaming, cosplay, anime, food, and groceries that is centered around Japanese culture associated with such activities "Gamers Heaven." You will provide products and services to customers under the Gamers Heaven Marks, using distinctive operating procedures and standards in a limited protected territory and from a single location.

*Affiliate*

LPX Studios, LLC was formed on November 21, 2013, in the state of Pennsylvania as a limited liability company and has operated a business similar to the business being offered since 2015.

The above affiliate does not sell franchises in any other line of business and is not otherwise engaged in any other business activity.

The following table summarizes the number of locations open and operating for the year ended December 31, 2021:

|  | 2021 |
|---|---|
| Locations in operation, beginning | 1 |
| Locations opened | 1 |
| Locations terminated or closed | - |
| Locations in operation, ending | 2 |
|  |  |
| Franchised locations | 1 |
| Affiliate owned locations | 1 |

A summary of significant accounting policies follows:

*COVID-19*

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers, employees, and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *Basis of Presentation*

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### *Use of Estimates*

Preparation of the Company's financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2021.

### *Accounts Receivable*

Timing of revenue recognition may be different from the timing of invoicing to customers. The Company records an accounts receivable when revenue is recognized prior to invoicing, or unearned revenue when revenue is recognized subsequent to invoicing. Management evaluates individual customer's receivables considering their financial condition, credit history and current economic conditions. Accounts receivable are written off if deemed uncollectible and recoveries of accounts receivable previously written off are recorded as income when received. The Company did not have any accounts receivable or allowance for doubtful accounts as of December 31, 2021, and did not charge-off any accounts receivable during the year ended December 31, 2021.

### *Inventory*

The Company maintain an inventory of gaming items that are sold at conventions, on-line and to franchisees. The inventory is valued at the lower of cost or market using the first-in, first-out method. Management has determined that all inventory is marketable and has not reserved an amount for obsolete inventory as of December 31, 2021.

### *Property, Plant & Equipment*

The Company has adopted ASC 360 – Property, Plant and Equipment. Property and equipment are stated at historical cost. Depreciation is provided using straight-line method based on the estimated useful lives of the related assets (generally three to seven years).

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Intangible Assets*

The Company has adopted ASC 350, Intangibles – Goodwill and Other that requires that goodwill and intangible assets with indefinite lives no longer be amortized to earnings but be tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which it is expected to contribute directly or indirectly to future cash flows. Intangible assets with infinite lives are reviewed for impairment if events or changes in circumstances indicate that the carrying value might not be recoverable.

*Income Taxes*

The member of the Company has elected to be taxed as a Disregarded Entity under the provisions of the Internal Revenue Code. Under those provisions, taxable income and losses of the Company are reported on the income tax return of its member and no provisions for federal or state taxes have been recorded on the accompanying balance sheet.

The Company adopted ASC 740-10-25-6 "Accounting for Uncertainty in Income Taxes", that requires the Company to disclose uncertain tax positions. Under the standard an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold upon examination by taxing authorities.

*Revenue Recognition*

The Company's revenue mainly consists of franchise fees and royalties.

Each franchise agreement is comprised of several performance obligations. The Company identifies those performance obligations, determines the contract price for each obligation, allocates the transaction price to each performance obligation and recognizes revenue when the Company has satisfied the performance obligation by transferring control of the good or service to the franchisee. The remainder of performance obligations represent a single performance obligation and are recognized over the term of the respective franchise agreement from the date the agreement is executed. Unearned initial fee revenues from franchisee acquisition and acceptance will be recorded as deferred revenue and recognized as revenue over the term of the contract which is currently 7 years.

When a franchisee purchases a Gamers Heaven franchise, the Company grants the franchisee the right to use the proprietary methods, techniques, trade dress, trademarks, and logos ("the license"). The license is symbolic intellectual property. Revenues related to the license are continuing royalties and are 6% of gross revenue. These revenues will be used to continue the development of the Company's brand, the franchise system and provide on-going support for the Company's franchisees. The royalties are billed weekly and are recognized as revenue when earned.

*Brand Development Fund Contribution*

The Company has the right to collect a brand development fund fee of up to 3%, currently 2%, of the gross revenues of each franchise location.

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Advertising Costs*

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2021, was $64,490.

*Fair Value of Financial Instruments*

For the Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

*Recently Issued Accounting Pronouncements*

The Company has adopted all recently issued Accounting Standards Updates ("ASU"). The adoption of the recently issued ASUs, including those not yet effective, is not anticipated to have a material effect on the financial position or results of operations of the Company.

## NOTE 2 – CONTRACTS WITH CUSTOMERS

The Company has recorded a liability for unearned revenue associated with the performance obligation of the Company's franchise agreements. The account balances and activity for the years ended December 31, are as follows:

|  | 2021 |
|---|---|
| **Deferred Franchise Revenue:** | |
| Balance at beginning of year | $           - |
| Deferral of deferred revenue | 170,000 |
| Recognition of franchise revenue | (8,630) |
| Balance at end of year | $    161,370 |

*Estimated Recognition of Deferred Franchise Fees*

Estimated revenues to be recognized in future periods related to deferred franchise fees as reported at December 31, 2021, is as follows:

| Year ending December 31: | |
|---|---|
| 2022 | $      24,300 |
| 2023 | 24,300 |
| 2024 | 24,300 |
| 2025 | 24,300 |
| 2026 | 24,300 |
| Thereafter | 39,870 |
|  | $    161,370 |

## NOTE 2 – CONTRACTS WITH CUSTOMERS

Disaggregated revenues based on the satisfaction of performance obligations in the Company's contracts with franchisees for the year ended December 31, 2021, is as follows:

| | | |
|---|---|---:|
| Performance obligations satisfied at a point in time | $ | 164,250 |
| Performance obligations satisfied through the passage of time | | 8,630 |
| Total revenues | $ | 172,880 |

## NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

| | | 2021 |
|---|---|---:|
| Furniture and fixtures | $ | 37,913 |
| Computer equipment | | 14,720 |
| | | 52,633 |
| Less accumulated depreciation | | (3,591) |
| | $ | 49,042 |

Depreciation expense was $3,591 for the year ended December 31, 2021.

## NOTE 4 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

| | | 2021 |
|---|---|---:|
| Franchise development costs | $ | 37,500 |
| Accumulated amortization | | (3,750) |
| | $ | 33,750 |

Amortization expense was $3,750 year ended December 31, 2021. Estimated amortization expense for the next four succeeding years is expected to be approximately $7,500 per year.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

*Litigation*

The Company may be party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all matters are of such kind, or involve such amounts, that unfavorable disposition, if any, would not have a material effect on the financial position of the Company.

## NOTE 6 - SUBSEQUENT EVENTS

*Date of Management's Evaluation*

Management has evaluated subsequent events through June 29, 2022, the date on which the financial statements were available to be issued.

**EXHIBIT B**

*Business Plan*

2021

# Gamers Heaven

## Gamers Heaven Franchise Business Plan







Andrew Hwong
GH Franchise LLC
7/15/2021



# Gamers Heaven

## Mission Statement

- To become the home for all fans of the Gaming, Anime, Comic, and Otaku culture.

## Goals of the business:

- Deliver a truly one-of-a-kind shopping, culinary, and cultural experience.
- Challenge the traditional Brick and Mortar retail business and provide an experiential shopping experience and entertainment.
    - Seamlessly merge the retail and digital shopping experiences.
    - Consumers will be able to view and interact with products.
    - View Products within the proper environment and not just screen.
    - Have a dominant presence in both a physical space and digital space.
- Building a Strong brand identity across all social media platforms
- Provide a variety of different food and beverages from domestic to international.
- Re-create the cultural shopping environments that exist in Tokyo, Japan for American consumers.
- Have established licensing, marketing, and retail partnerships
- Establish a proprietary local, regional, and national game tournaments and convention shows.
- Develop and sell proprietary games, clothing, and merchandise.

## Company History

Aug. 2015-Today: Gamers Heaven Concept Store, Phoenixville, PA

- 2015: 900sqft > 2,400sqft
- 2016: 3,400 sqft

2020 Covid: TikTok — Restructured Business which went viral on tiktok.

Feb. 2021: Officially began franchising Gamers Heaven.

Dec. 2021: 1st Gamers Heaven Franchise Store Opened in Seattle, WA

Jan. 2022: Gamers Heaven Brand Page Officially hit 1 Million Followers

## Management Team Experience

Andrew Hwang –

- GH Franchise, CEO – 2021

- Gamers Heaven, CEO – 2014 to Present

- Master's in Business Administration, MBA – Business Analytics, Drexel University

- Bachelor's in Business Administration - International Business, University of Pittsburgh

- International experience in South Korea and Japan.

- Extensive retail experience at GameStop, video game retailor

- Small business operation experience – LPX Gaming

**Need Being Solved**

With the online retail market rapidly increasing year over year, traditional brick and mortar retailers are beginning to feel the change in a negative way. While big box stores remain strong, many small box stores and chains are either closing shops or beginning to lose money. But even big box stores like Wal-Mart and Best Buy have begun to feel the shift in the markets, with their stock prices on Wall Street reflecting the changes. In the electronics industry this has become even more prevalent with online sales increasing dramatically over the last several years. For brick-and-mortar stores to remain relevant in future markets a dramatic shift in the tradition retail store must take place.

While the need for brick-and-mortar location may decrease, they will always remain the main source for customers to get instant gratification and hands on experiences with a product. In the current marketplace there is no electronics or game store where the customer experience is the main priority over sales numbers. Usually, the goal of the current retailer is to deliver on customer service because of its direct relation to sales, which isn't wrong, but online retailers are becoming more and more price competitive and stealing physical customers and sales from the established retailers. There is a trend of shoppers today where they research a product online, then go into a brick-and-mortar location to look at a sample product, then order it online for the better price. Now where businesses see this as a negative trend, we believe that there is a huge potential.

In the current gaming marketplace, there is no true one stop shop for that large customer base. Those customers are forced to shop at many different retailers, both online and off, to find the products they are looking for. For specialty items, like imports, most Gamers and comic book fans alike, must wait for yearly event conventions just too even look at the items in person. While countries like Japan, offer this customer base many different avenues to satisfy their needs, these yearly conventions are the only place for American consumers to experience the same culture. There is a huge community of shoppers who actively look for avenues to express themselves daily. There are many different conventions that take place across the country every year with attendances ranging from a few thousand to over 100,000 attendees at each event, with the most popular being the San Diego Comic Con, which not only draws this customer base but also major electronic and video game companies, and Hollywood.  During these events, attendees will spend on average around $500 per person on merchandise.  Each event has a gross revenue ranging from $500,000.00 to well over $20,000,000.00.  This only further proves that there is a huge opportunity to tap into a virtually untapped market.  These event attendees are willing to travel great distances, save money, and personally work on their own merchandise for these yearly events.



These attendees are also not going to these events for simple shopping purposes.   Aside from the unique shopping experience, attendees get to experience a culture and environment where they can express themselves, participate in unique events, and have fun.  There is no location in the United States that caters to this demographic in this way.  Most stores that relate to this genre, have either become too corporately driven or are still focusing too heavily on its retail sales.



Gamers Heaven is going to become the true aggregator of products, culture, gaming experiences, culinary, and new technologies. While the market is quickly shifting to having online sales become the dominant channel for sales, brick and mortar stores will still play a significant role in the future. While sales will be a factor of Gamers Heaven it will not be the primary focus of the business. Gamers Heaven will offer customers a unique experience where they will be able to come in and review products themselves by being able to use their full versions instead of demo units, be greeted by consultants and not salespeople, socialize with other product experts and fans, compare prices across different platforms and receive a wide variety of product reviews, events, and experiences. This "customer experience ahead of retail" model has been proven in countries like Japan and South Korea, and more recently through the first Gamers Heaven store located in Phoenixville, PA. In trips to Asia, we had first noticed that gaming stores were very different from the Game Shops back home, but more importantly many of the services and experiences were very cheap and sometimes free. This made us wonder how the business owners ever made money. After several interviews with business owners, we discovered the secret was in their food sales. They focused on making their customers feel welcome, and keeping them in their establishment, then offered retail as an afterthought. These business owners were making more money, than running 3 restaurants, just by selling beverages and cheap dry foods. Gamers Heaven had followed a similar format and became a successful business in a short time period.

**Why Now?**

With a throng of new technologies and gaming systems being released, this is a crucial early adoption time for many consumers. Because there currently is no major retailor in the electronics and gaming industry that offers a service like Gamers Heaven would, and along with many other factors, now would be the perfect time to enter the market. Especially with the gaming industry being worth around $159.3 Billion in 2020 alone.

The Anime industry has been growing aggressively in the last few years as well, with it being valued around $20.47 back in 2018. With very scattered efforts and no organized businesses around the country there is a major gap in the demand for the consumption of Anime products, movie, shows, and memorabilia. Just like how sports have stadiums, sports bars, betting houses, and merchandise stores, the Anime industry along with the video game market is still looking for a proper central player.

After assessing the local tabletop gaming market, we have come to realize that there has been no store that has truly catered to this market. Most locations carry the knowledge and product base that this customer base need, but none of those locations have ample space for these gamers to play. Most of the existing stores in the local area are too focused on the retail aspect of their business or on specific genres, while ignoring the rest of the market needs. With their sales slumping, the retailers are continuing to focus on retail sales and not thinking outside the box. If we come in, we will be the first business of our kind to market and will be able to capture the excess customers that these businesses must turn away due to lack of space, services, and offerings. After we open our location, our competitors will have more difficulty switching their business models, due to years of relying on retail. But if we wait too long, those very retailers may come to this conclusion and make our entry to market much more difficult.



**Products and Services**

GH Franchise currently will be collecting from all our franchisees the following:

- Franchise Fee - $40-45,000.00
- Royalty Fees – 6% of Gross Revenue
- Brand Fund – 2% of Gross Revenue
- Technology Fee – up to $500.00 a month

Additional

A major part of the store will be dedicated to open play areas, and lounges for our customers, with the retail aspect growing around those spaces. One part of the business will be the rental usage of our gaming stations that will be configured with the most up to date gaming systems, seats, accessories, and TV and sound systems. There will also be areas dedicated to allowing players to bring their own systems. Asides from console and PC gaming, customers will have access to the latest and most popular arcade machines that are available on the market both domestically and internationally. While classic arcade machines have gone out of style, modern machine found in places like Japan, still offer gamers an experience that could never be replication through a home console. On top of the usage services, we would also sell video game hardware and software. But unlike our big box competitors, we will only stock games that we know will be popular and also hold collectible games that are highly sought-after items.

Aside from the video game aspect of the business, we will also be selling a variety of different product and services that are highly sought after by the community. Cafes spaces to consume food items like Boba Tea, Japanese Ramen, and other concessions will be a major part of the business.

We will also offer aspiring gamers, who want to create their own content in places like YouTube, a place where they can create content, learn useful techniques and programs, record, and edit.

We have provided a list below of what products and services we eventually hope offer within Gamers Heaven.

*Product and Services:*

Sample/Display Products

Relevant/Current/Future electronic products

LAN Center and Arcade



- Advance gaming stations
    - Gaming PCs, PlayStation 5, Xbox Series X
- Docking Stations for customer systems
- Modern and imported popular arcade machines
- Game Tournaments
- Streaming Stations

Games

- Tabletop games
- Trading Card Games
- Events
- Tournaments
- New Game System Consoles
- Retro Game Consoles
- Gaming Devices and Accessories
- New Game Software
- Used Game Software



Anime and Comic Book Merchandise





- Apparel
- Action Figures
- Sideshow Collectibles
- Life Size Statues
- Model Kits and Tools
- Collectable Goods
- Comic Books and Manga

Recording Studio

- Equipment Rental
- Program Classes
- How To Classes
- Green Screen Room usage
- Video Game Capture Capabilities

Asian Popular Culture

- Albums and Singles
- Language Classes
- Asian brand, and cultural clothing

Concessions

- Fountain and refrigerated beverages
- Domestic and Imported Snacks
- Hot Foods
  - Finger Foods
  - Japanese Ramen
  - Korean BBQ
  - And More!
- Drinks





- Boba Tea
- Coffee
- Alcoholic Beverages

**Industry Specifics**

The first Gamers Heaven in Phoenixville, PA opened their store August 2015 in a 900 Sqft space with a budget of $30,000.00. Sales were just under $30,000.00 in 2015 but grew year over year to achieve annual sales over $600,000.00 in 2019 before COVID.  Following this current business model, sales recovered to over $600,000.00 in 2021 with Food and Beverage Sales counting for almost 40% of the sales. The brand went viral on TikTok growing to over 1 million followers in 2022, and now has 2 stores currently operating with 3 more locations opening by the end of Q3 2022.

**Target Market/Customer Base**

While the ages of gamers vary, our target audience will be in between the ages of 17 to 40 years old. When we refer to Gamers, we are referring to those individuals that enjoy playing games both socially and competitively.  These are the type of customers that we want to encourage to use our facilities.  Other than the social and competitive gamers, we will also market to customer s that enjoy collectible card games, model making, comics, anime, Asian popular culture, cosplaying, and specialized events.  These customers are usually the people who will wait for annual conventions in their local or distant areas to socialize, shop, and express their love for the gaming world.  The fact that there are major conventions events in every major city, and local Comic Book shops and Game Stores in nearly every town, shows that this customer base exists everywhere. These customers are the initial targets due to their desire for a business of this type, and because of their focused disposable income towards this industry.





## Competition

Gamers Heaven is a unique business that will not have any direct competitors. The only competitors will be businesses that offer the same product or service as one of the many that will be available at Gamers Heaven. The competitors to the retail section of the business would be companies that sell video game merchandise, like GameStop and other local stores potentially, but would also carry desirable collectible and imported items that are only available online or through yearly conventions, which may not be offered at either location. When it comes to the comic books and table games, our only competitors would be the local comic book and card stores that are located throughout the country, but due to their lack of focus on the table gaming, we do not see them as a major hurdle. Gamers Heaven will also have the café and lounges spaces that need to be accounted for as concessions will be a major part of the sales offering, which many existing businesses do not offer along with their current business model. There is not one national brand that would compete with us on this aspect due to our focused customer base and wide offerings. The competitors to our LAN center and gaming centers would be other businesses that have offered similar services and local arcades.

We would also be competing heavily with the established online retailers and dedicated sites like Amazon.com, but instead of competing, Gamers Heaven would work with sites like these to use them as a medium for our content, initially. These companies have proven models that have generated billions of dollars and have a readily accepting customer base that use them to reach the product and services they desire. As the business develops and resources become available, we would begin creating our own platform to directly compete with these sites.

In terms of competing franchising businesses there are existing Table Gaming and e-sport businesses that revolve around the same existing models that have had existed for decades, but all have come and gone.

There are also existing franchises around other aspects of the different services that Gamers Heaven offers, but just as mentioned previously, there isn't a known business or franchising business that directly competes with Gamers Heaven.

**Marketing**

Marketing for Gamers Heaven will be heavily focused on online sources. Initial marketing efforts will start using social media sites like Facebook, Twitter, Instagram, YouTube, and Twitch. The Gamers Heaven brand already has a strong following in apps like TikTok and Instagram, that there will already be a base of customers waiting for Gamers Heaven to open in their local area. To reach our target customers, we will reach out to established blog and community forums located throughout the entire country. Partners with strong ties to the local communities will also be brought in to help draw in more customers. Because a business like Gamers Heaven never existed, we will finally provide these groups a place to fulfill their needs without waiting for an annual event or have to travel to multiple businesses.

We have already stared to make meaningful relations with other brands and influencers in the industry to utilize each other's platforms to further grow our brands and names respectively. These early relationships in 2022 have already shown very promising results in terms of new interactions, introductions and engagement for our fans.

We will also make sure to utilize search engine optimization tools to make sure that our website presence on search engines such as Google are strong. We will also utilize the gaming company websites for local players to search for sanctioned events and tournaments such as smash.gg and discord.

Aside from the online marketing avenues, we will also make sure to provide the best customer experience as possible to utilize the power of word of mouth. While there are numerous different marketing channels, none is stronger than customer referrals. To encourage this behavior, we will make sure to be able to provide our customers with services and products that they request. Aside from the customer service, the store layout must be attractive to these customers, which our inspiration would draw heavily from Akihabara in Japan and the popular annual events. We will also to make sure to use local advertising mediums, but will be very reserved about, due to our target customers being technology savvy. We will also hold frequent local events with themes ranging from game tournaments to themed events, like cosplay contests. Not only will this attract these specialized customers, but customers outside our target radius would travel to attend these events. This concept has been proven through the events held at the first Gamers Heaven location.

These marketing initiatives will be the best way to maximize our target audience, at a low initial cost. The main Gamers Heaven brand team will be heavily involved in leveraging their follower base to assist us with not only our initial customer base but it growth as well.

## Facility and Location

To ensure that the current Gamers Heaven business model works, the building we choose will have to be between 3,000 to 10,000+ square feet. We will make sure that the facility is able to handle high speed internet, has up to date electrical, plumbing, water, and HVAC systems in place. Parking will be a major facture as we will be expecting a lot of in and out traffic.

Every location will be equipped with a kitchen for food and beverage sales, which may include alcohol depending on local ordinances.

## Operations

Depending on the initial funding level *(refer to budget for detailed figures)*, Gamers Heaven franchises will operate 6-7 days a week. The initial operating hours will begin early afternoon running into late evenings. The store will be staffed by the owners, with additional staff dependent on initial startup budgets and daily operations. The Point of Sales system will be handled by SquareUp, which will take care of everything from handling sales, store loyalty system, retail inventory management, and payroll. The accounting will be handled either through QuickBooks or a contract with RSM.

A majority of any franchise space will be dedicated to play spaces and lounging areas. These areas are simply spaces for our customers to come and use them as they please. While these areas will serve as an entertainment factor for our customers, we view it as a means to bring new and old customers through our doors and keep them there. While normal retailors would want to cycle through many customers throughout the day, we would focus on our customers staying for long periods of time. We prefer these prolonged visits because our focus before retail items, are the sale of beverages and food. But do not confuse this mind set with putting retail in the back. Our retail sales will definitely be a focus outside these spaces.

The retail aspect of the business will be a two front attack both in store and online. The Gamers Heaven parent store and company will direct our local customers to our own store site to be able to shop with our store directly. The cost of goods sold amount will be reinvested into more products, while the generated profit will be reinvested to further expand the product lines. LAN center operations will begin as a simple pay per use structure. When additional systems are brought in to bring diversity for the location, additional charges for store proprietary online account use and game rental will be added. Additional products that Gamers Heaven will offer in the future will include advanced gaming accessories, new gaming systems or systems capable of gaming, and virtual reality gaming.

While the business will sell video game software and hardware, only a small inventory will be kept in hand in order to better maintain inventory costs. Our experiences from GameStop showed us how much the company was wasting on unnecessary products. I will make sure that only popular titles, and relevant items for our customer base will be stocked. While I am cutting off a major portion of the gaming community, our mission is to serve the core gamers at heart. If I am able to expand to a larger space, then additional products will be order to fill the additional space.

Aside from the retail and rental operations, concessions will play a significant part in the Gross Net Income of every Franchise location. All franchise locations will make sure to maintain a retail kitchen to a full-service kitchen in order to serve a wide range of food and drink options. While the early adopters of our franchise may have limited food and drink options, we plan on developing our offerings over the next few years to accommodate a wide variety of food options, to eventually rival those of established food courts and event restaurants.

## Management and Human Resources

Andrew Hwang is currently acting as the sole officer of GH Franchise LLC with 3 employees, but with additional funding, will be able to grow the team significantly and establish a proper team to not only grow the brand, but to market and onboard new franchisees, and support the current ones.

Andrew would continue to manage the overall company, but would mainly focus on Brand Development, business to business relations, and attracting new franchisees. Additional personnel would be brought on to establish a proper marketing team to handle everything from social media and brand development for both the Franchise company and the franchisees. Operations would encompass everything from onboard, training, implementation, and quality control for the franchisees. Support specialist from daily operations, architectural, legal, and technology would either be hired on or contracted. Finally a web developer would work closely with all departments and our inventory team to build a proper new website to reflect the company's new future would be created immediately.

As Gamers Heaven continues to grow, we would further solidify these teams, and bring on more team members to better support the franchisees and our community.

## Business Structure

GH Franchise operating as Gamers Heaven is currently set as a multi member Limited Liability Company registered in the state of Pennsylvania with the only member over 5% being Andrew Hwang with 73% ownership.

**Financial Forecast and Assumptions** – *(Refer to "Revenue Forecasts" in attached budget)*

Our financial forecasts stated in our projections are quite conservative as it averages all of our current and future franchise stores at $600,000.00 a year in sales, which was bumped up from $500,000 due to the recent surge in inflation. But given the original stores sales in Phoenixville, PA projecting to hit over $700,000.00 this year (2022) AND being in a small market, we found this to be a great starting point for any new stores that open in a new market. The projections also do not factor in year over year growth for the stores. Our first franchise store located in the Seattle, WA area in Lynnwood, WA, has achieved almost 80% monthly sales of the original store in less than 1 year, of which they launched with less than 25% of the required budget, product and services.

The financial forecasts are also not factoring in any new revenue streams that we create and grow in and outside the franchises. It shows a very conservative estimate for our tradeshow and online sales, of which we will be heavily reinvesting in 2023 and beyond. We will be developing in house or partnering with other brands to create new products, services, and experiences for our customers ranging from new food items to clothing lines exclusive to Gamer Heaven and its partners. Another focus in 2023 that is not being factored in is the revenue generated from our social media channels, that we will be focusing heavily on growing outside of tiktok.



**EXHIBIT C**

*Crowd SAFE / Subscription Agreement*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

**GH FRANCHISE LLC**

**CROWD SAFE**

**(Crowdfunding Simple Agreement for Future Equity)**

THIS CERTIFIES THAT in exchange for the payment by ________________ (the "**Investor**", and together with all other Crowd SAFE holders, "**Investors**") of $______________ (the "**Purchase Amount**") on or about ________________, GH Franchise LLC, a Pennsylvania limited liability company (the "**Company**"), hereby issues to the Investor the right to certain equity securities of the Company, subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000.

The "**Discount Rate**" is 80%.

See Section 2 for certain additional defined terms.

**1. *Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to CF Shadow Series Securities; or (2) issue to the Investor a number of CF Shadow Series Securities sold in the First Equity Financing. The number of CF Shadow Series Securities shall equal to the greater of the quotient obtained by dividing the Purchase Amount by: (a) the quotient of the Valuation Cap divided by the Fully Diluted Capitalization; or (b) the lowest price per securities sold in the First Equity Financing multiplied by the Valuation Cap. The price (either (a) or (b)) determined immediately above shall be deemed the "**First Financing Price**".

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (the "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and issue to the Investor a number of CF Shadow Series Securities sold in the Subsequent Equity Financing.  The number CF Shadow Series Securities shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of Common Securities equal to the Purchase Amount divided the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.  In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.  If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)     If there is a Liquidity Event after any Equity Financings but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number Preferred Securities equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option.  Preferred Securities granted in connection therewith shall have the same liquidation rights and preferences as the Preferred Securities issued in connection with the Company's most recent Equity Financing.

(c)     **Dissolution Event**.  If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors or managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)     **Termination**.  This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of CF Shadow Series Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. Definitions

"**CF Shadow Series Securities**" shall mean a series of Equity Securities that is identical in all respects to the Equity Securities issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)     CF Shadow Series Securities holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)     Each of the CF Shadow Series Securities holders shall be bound by the terms of Section 6 hereunder appointing the Company's Chief Executive Officer (the "**CEO**") as its irrevocable proxy with respect to any matter to which CF Shadow Series Securities holders are entitled to vote by law; and

(iii)     CF Shadow Series Securities holders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or managers, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common membership interests or units of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives cash proceeds (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Common Securities or Preferred Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities or Preferred Securities or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any manager, director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding Common Securities and Preferred Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Common Securities and Preferred Securities, but excluding (i) the issuance of all Common Securities and Preferred Securities reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of equity securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred membership interests or units of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

3. *Company Representations*

(a)     The Company is a corporation duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current articles of organization or operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series Securities issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued Equity Securities for issuance  and delivery upon the conversion of this instrument, such number of Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of Equity Securities issuable upon the conversion of this instrument.  All such Equity Securities  shall  be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

### 4. *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder.  This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act.  The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)     The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)     The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)     The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of its intermediary required by Regulation CF, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)        The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)        The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)        If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)        The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)        The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

## 5. *Transfer Restrictions*.

(a)        The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)     The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's articles of organization or operating agareement, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.    THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## 6.  *Irrevocable Proxy*

Upon conversion hereunder, the Investor shall appoint the CEO of the Company, or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investors, (i) vote all CF Shadow Series Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing.  The proxy and power granted by the Investor pursuant to this provision are coupled with an interest.  Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the CF Shadow Series Securities.  However, the proxy will terminate upon the closing of an Initial Public Offering.

## 7.  *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or managers to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member or stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to members or stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　All securities issued under this instrument may be issued in whole or fractional parts.

(h)　　All rights and obligations hereunder will be governed by the laws of the State of Pennsylvania, without regard to the conflicts of law provisions of such jurisdiction.

(i)　　Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be Pennsylvania.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

**GH Franchise LLC**

**SUBSCRIPTION AGREEMENT SIGNATURE PAGE**

The undersigned, desiring to purchase SAFE of GH Franchise LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Securities: **SAFE**
Aggregate Subscription Price: **$**

**TYPE OF OWNERSHIP:**

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**GH Franchise LLC**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

**Aggregate subscription amount invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

By executing this document, the client certifies the following:

**If an Entity:**

1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                        (Print Full Name of Investor)


By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|--------------------------------|
|      |         |                                  |                                |
|      |         |                                  |                                |

**For a Corporation or entity other than a Trust** (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |
|      |         |               |                                |
|      |         |               |                                |

**For a Trust** (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |
|      |         |               |                                |
|      |         |               |                                |

**EXHIBIT D**

*Video Transcript*

**Investment Page Introduction Video**

Hello and welcome to the gamers heaven investment page.

Sorry for the talking intro but just want to give you guys a quick summary of what you guys are about to see down below and just kind of give you guys my pitch on why gamers heaven might be an investment opportunity for you guys.

But most importantly the first thing you guys are actually going to see is our 5 year thank you video that I made 2 years ago in the middle of covid when it first hit but most importantly right before we blew up on TikTok.

And why I'm posting the video that I posted back then is because my message to the community on why I built gamers heaven and my promise to them has not changed.

If anything I think the promise now has grown and the urgency for me to go ahead and keep building upon that promise and dream has grown even further with TikTok and with us franchising now across the country

Below your going to see all the other information and the links to the disclosures and everything that you guys need to know about the investment side of business.

I just want to take this time again to thank you because you're here because you have seen my content on TikTok Instagram or YouTube or you've been following me for the last few years and our journey and stuff.

Whether or not you decide to invest or not I just appreciate you taking the time because this day and age I believe more than money, time is one of our most precious commodities and stuff that resources that we have and just you taking the time to not only watch our content to listen to what I have to say right now watch the rest of the videos down there, I just appreciate that.

Whether you decide to move forward or not, but if you decide to move forward I'd like to leave you with one thing and you'll see in the video where we started a small 900 square foot space with very little money in the beginning and throughout I said this before but in the last 7 and a 1/2 years now we've been doing this we have never been financed or funded once.

Ultimately we're not going to stop whether or not this investment round goes the way we hope, doesn't do as well as we hope, doesn't matter because in the last 7 years I've never let that slow me down.

If anything were to inspire you guys seeing what we've Built-in the limited capacity that we've had in the last 7 years and see what we've done, imagine what we can do with the proper team and resources and the community behind our backs and so I hope you guys give me the opportunity to present to you down below you guys read everything that you guys need ask a question that you guys need and ultimately join us join our family in building this home for the community.

Whether you're here for the community side or the business side I hope you're able to present a strong front to you guys. You guys like what you see and you ultimately decide to join us but again if you decide not to I still appreciate you taking the time just want to say thank you

**TikTok Investment Announcement Long Versions and Short Versions**

Gamers Heaven community!

It's finally done. All the paperwork is finally submitted. The investment site is finally live.

Do not worry if this is the first time you're hearing about this.

My team and I, have been working diligently the last few months to get the paperwork, the filings, the legal work all completed, and filed with the SEC.

Meaning for you trolls, if I don't do what I say I'm going to do with the money, and what I disclose to the public, I can go to jail for defrauding the investors, so I don't want to go to jail so don't worry.

But a high level overview for you guys is we're going through a process called Regulation CF.

Meaning crowdfunding which means that non credit investors with a minimum of $100 can apply to invest into our initial seed round funding. And then obviously questions that you guys may have regarding the seed round funding and all the information into the disclosures will be available on the website including the link to register and invest.

But lastly please keep in mind that this round is capped so be first come first serve but whether or not this round is successful doesn't matter, because our journey is 7 plus years in the making and we don't plan on stopping but we recognize in the last 2 years to serve the community as a whole, like we wanted, we need to grow our family said do you care to join us